IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Ventures, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Gayle M. Hyman Deputy General Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

This certificate is filed pursuant to Rule 24 for the quarter ended June 30, 2004. Through June 30, 2004, Allegheny Energy, Inc. (“Allegheny Energy”) has not made any capital contributions to Allegheny Ventures, Inc. (“Allegheny Ventures”) and its subsidiaries. Other specific activities performed by Allegheny Ventures during the second quarter of 2004 are shown below.

I.   Description of Activities

Consulting and Engineering Services

        Allegheny Ventures through its subsidiaries provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

Energy Management Services:

APS Cogenex

        Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. It is anticipated that the potential for additional development projects at the selected location are limited at this time. No additional investments were made during the quarter.

Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

        During the second quarter of 2004, Allegheny Ventures did not make any incremental capital contributions to its EWGs or FUCOs investments.

Communications

        Allegheny Ventures, through Allegheny Communications Connect (“ACC”), provides state-of-the-art communications services to the wholesale and business markets and communication services to its affiliates.

Heating, Ventilation and Air Conditioning Services

        Allegheny Ventures, through Appalachian Heating, engages in the sale, installation and servicing of residential and commercial heating, ventilation and air conditioning (“HVAC”) and commercial plumbing systems.

II.  Guarantees or Assumption of Liabilities

        Allegheny Energy did not provide any guarantees or assume any liabilities on behalf of Allegheny Ventures or its subsidiaries during the three months ended June 30, 2004.

III.  Services Provided by Allegheny Ventures to Associate Companies:

        Except as stated above, Allegheny Ventures did not provide any services to associate companies during the second quarter of 2004.

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IV.  Factoring Activities:

        Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the second quarter of 2004.

Dated: August 30, 2004	ALLEGHENY ENERGY, INC. ALLEGHENY VENTURES, INC. BY: /S/ Thomas R. Gardner THOMAS R. GARDNER Vice President, Controller & Chief Accounting Officer

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ALLEGHENY VENTURES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Operating revenues	$11,679	$16,054
Operating expenses:
Cost of utility gas sold	2	6
Operations and maintenance	11,595	24,928
Depreciation and amortization	670	1,406
Taxes other than income taxes	175	427

Total operating expenses	12,442	26,767

Operating loss	(763)	(10,713)
Other expenses, net	(96)	(1,703)
Interest expense	2	2

Loss before income taxes	(861)	(12,418)
Income tax benefit	(228)	(4,827)

Net loss	$(633)	$(7,591)

ALLEGHENY VENTURES, INC
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$44,263
Accounts receivable:
Customer	1,591
Other	6,639
Allowance for uncollectible accounts	(263)
Materials and supplies	3,511
Deferred income taxes	4,056
Prepaid taxes	2,324
Other	158

Total current assets	62,279
Property, plant, and equipment:
In service, at original cost	40,501
Accumulated depreciation	(7,346)

Subtotal	33,155
Construction work in progress	2,270

Total property, plant and equipment	35,425
Investments and other assets:
Unregulated investments	3,008
Other	361

Total investments and other assets	3,369
Deferred charges:
Deferred income taxes	20,796
Other	112

Total deferred charges	20,908
Total assets	$121,981

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$2,541
Accounts payable to affiliates, net	2,191
Other	7,249

Total current liabilities	11,981
Other liabilities
Accounts payable to affiliates	646
Other	451

Total other liabilities	1,097
Stockholder’s equity	108,903
Total liabilities and stockholder’s equity	$121,981